September 9, 2013

VIA EDGAR

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549-7410

Attention:	Larry Spirgel, Assistant Director

Re:	Envoy Group Corp. (“the Company”) Amendment No. 3 to Registration Statement on Form S-1 File No. 333-188785 Filed March 15, 2013

Dear Mr. Spirgel:

In response to your letter of August 29, 2013 addressed to the Company with your comments on the Company’s Registration Statement on Form S-1, filed May 23, 2013, we herewith transmit the Company’s First Amended Registration Statement on Form S-1 in response.  Below, for your ease of reference, are our responses to your comments, which are numbered in a corresponding manner.  For your convenience, we have included each of the Staff’s comments before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Risk Factors, page 6

We intend to become subject to the periodic reporting requirements..., page 15.

1.

We note your response to comment 10 from our letter dated August 2, 2013 and reissue in part. Please revise your risk factor heading to indicate that you will become subject to periodic reporting requirements under section 15(d) of the Exchange Act. In addition, provide a risk factor that discusses that, even though you will be reporting company, since you do not intend to register your common stock under Section 12 of the Exchange Act, you will not be subject to the Commission’s proxy, tender offer, and short swing insider trading rules.

RESPONSE:

Part one of this comment, we concur with the staff and have made the changes to the risk factor on page 15, 2nd to last risk factor.

Part two of this comment, we concur with the staff and have added a new risk factor on page 15, last risk factor.

2.

We note your response to comment 2 from the letter dated August 2, 2013. As previously requested, please also disclose whether the company, its sole officer and director, any promoters, and any affiliates of these persons intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

RESPONSE:

We concur with the staff and made the addition on page 21, 4th paragraph from the bottom of the page.

Government Regulations, page 25.

3.

We note your response to comment 11 from our letter dated August 2, 2013, including revisions. Please revise this section further to clarify what “Agency” you are referring to in the fourth sentence of this section. Furthermore, revise to clarify the meaning of the phrase “adults who are residents, which we intend not to provide residents for our clients, are exempt from licensure as an adult day care center.”

RESPONSE:

We have revised to clarify, page 25.

Market for Common Equity and Related Stockholder Matters, page 27.

4.

Please provide the disclosure required by Item 201(a)(2) regarding the amount of common stock that can be sold under Rule 144 or that the company has agreed to register for resale by security holders. In your disclosure, please discuss the application of Rule 144(i) to the resale of your common stock due to your shell company status and the specific conditions of Rule 144(i) that must be met before resales may be made pursuant to Rule 144.

RESPONSE:

We have provided the disclosure. Page 27, third paragraph, last sentence.

Sincerely,

ENVOY GROUP CORP.

/s/ Angela Collette

Angela Collette

Attorney and Counselor at Law